Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 21, 2012
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To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to a Special Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, June 21, 2012, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purpose:

1.
To authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-five, and to approve related amendments to the Company’s Memorandum and Articles of Association.

The Board of Directors recommends that you vote in favor of this proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on May 16, 2012 are entitled to notice of and to vote at the Meeting.

You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors,

SHIMON ALON
Chairman of the Board of Directors and Chief Executive Officer

DROR HAREL-ELKAYAM
Chief Financial Officer & Secretary

May 16, 2012

ATTUNITY LTD

Kfar-Netter Industrial Park, Kfar-Netter, Israel
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PROXY STATEMENT
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SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at a Special Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, June 21, 2012, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about May 17, 2012.

Introduction

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“$” are to United States dollars;

•	“NIS” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission; and

•
"Convertible Notes" are to the convertible promissory notes we issued to the Investors Group pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the and the investors named therein, or the Note Agreement.

On May 14, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.83 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Purpose of the Meeting

It is proposed that at the Meeting resolutions be adopted to authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-five, and to approve related amendments to the Company’s Memorandum and Articles of Association.

Recommendation of the Board of Directors

 Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share (the "Ordinary Shares" or the "shares"), as of the close of business on May 16, 2012 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of May 8, 2012, there were outstanding 41,582,633 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, June 28, 2012 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders, unless the directors decide to designate another time or place. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Voting and Proxies

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with applicable regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 8, 2012, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (ii) each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	6,125,987	(3)	13.91%
Ron Zuckerman	3,213,580	(4)(5)	7.60%
Dov Biran	100,000	(6)	*
Dror Harel-Elkayam	*		*
Erez Zeevi	*		*
Dan Falk	*		*
Gil Weiser	*		*
Tali Alush-Aben	*		*
Directors and Officers as a group (consisting of 8 persons)	10,210,364	(7)	23.56%
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*Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 41,582,633 shares issued and outstanding as of May 8, 2012.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 3,677,249 ordinary shares; (ii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note Warrants (defined below) to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 1,258,333 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share. These options expire between December 28, 2012 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 2,507,700 ordinary shares; (ii) 110,400 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note  Warrants to purchase up to 78,814 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 100,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. These options expire between December 28, 2012 and December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 1,682,899 ordinary shares, which represent approximately 4.01% of our outstanding ordinary shares. Such figure includes (i) 1,121,933 ordinary shares and (ii) 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share, or, together, the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Mr. Biran is a member of our Board. Includes 100,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. These options expire between December 28, 2012 and December 22, 2017.

(7)
Includes (i) 6,195,579 ordinary shares; (ii) 220,800 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iii) 1,417,857 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; (iv) Note Warrants to purchase up to 157,628 ordinary shares at exercise prices of $0.12 per ordinary share; and (v) 2,218,500 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share. These options expire between  December 28, 2012 and December 22, 2017.

*PROPOSAL FOR THE SPECIAL MEETING*

ITEM 1 — REVERSE SHARE SPLIT
(Item 1 on the Proxy Card)

Background

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 15, 2007 to February 22, 2008.  Since February 26, 2008, our shares have been quoted on the Over-The-Counter Bulletin Board, or the OTCBB.

As previously announced, we have filed an application to relist our ordinary shares on the NASDAQ Capital Market. In order for our shares to be listed on NASDAQ, or another national stock exchange such as the NYSE Amex, we will have to comply with the initial listing standards established by the applicable stock exchange, including the listing requirements for minimum bid price per share. For instance, to qualify for listing on the NASDAQ Capital Market, our shares will have to maintain a closing or bid price in excess of either $2.00 or $3.00 per share (depending on the standard used), as required under the NASDAQ Listing Rules.

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our Ordinary Shares. Our Board of Directors intends to effect a reverse share split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our Ordinary Shares and will enable us to regain compliance with stock market listing standards so that we can list our Ordinary Shares on NASDAQ or another national stock exchange. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split once during the period ending on December 31, 2012, or effect no reverse share split at all.

Our Board of Directors has requested that shareholders approve an exchange ratio range (as opposed to approval of a specified exchange ratio) in order to give the Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business, economic and regulatory conditions at the time. It is important to note that it is not the intention of the Board of Directors to exercise its authority to effect a reverse share split at the highest possible rate (one-to-five), unless the Board will conclude that regulatory, market, business and economic conditions at the time so require. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

If shareholders approve the reverse share split but no reverse share split is effected by December 31, 2012, the Board of Director's authority to effect the reverse share split will terminate.

Position of the Board of Directors

Our Board of Directors has unanimously recommended that our shareholders authorize the Board to effect a reverse share split of Ordinary Shares at a ratio, to be established by the Board in its sole discretion, not to exceed one-for-five, or to abandon the reverse share split. This would require amendments to the Memorandum and Articles of Association that would (1) effect the reverse share split by reducing the number of our authorized but unissued shares, by the ratio to be determined by the Board of Directors, not to exceed one-for-five and (2) a proportionate increase in the par value based on the ratio to be determined by the Board of Directors.

Our Board of Directors has determined that the listing of our Ordinary Shares on NASDAQ or another national stock exchange is in the best interests of Attunity and its shareholders. If we can regain compliance with the listing standards of a national stock exchange by meeting the listing requirements for minimum bid price per share, it will further our goal of re-listing our Ordinary Shares on a national stock exchange. Our Board of Directors believes that the benefits of the reverse share split outweigh the risks associated with such action, as described below.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Board does effect a reverse share split, you should be aware that there is no assurance that:

•
our Ordinary Shares will be listed on NASDAQ or any other market, and if so, when, and we cannot assure you that following the reverse share split the market price of our Ordinary Shares will either exceed or remain in excess of the per share minimum price as required to meet the initial listing requirements for such markets.  In addition, we cannot  assure you that we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of such markets;

•	our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split;

•	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split; or

•	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants.

Effects of the Reverse Share Split on our Ordinary Shares

A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued, into a proportionately fewer number of Ordinary Shares. It will also result in a further adjustment of the par value of our Ordinary Shares.  For example, if our Board of Directors implements a one-for-two (1:2) reverse share split of our Ordinary Shares, then (1) a shareholder holding 200 Ordinary Shares, NIS 0.10 par value, before the reverse share split would hold 100 Ordinary Shares, NIS 0.20 par value, after the reverse share split, (2) the number of our authorized Ordinary Shares will decrease from 130,000,000 to 65,000,000 Ordinary Shares, and (3) the number of Ordinary Shares outstanding would decrease from 41,582,633 to 20,791,316. However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split will also affect the outstanding options under our equity incentive plans, outstanding warrants and Convertible Notes. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares underlying such securities and the exercise or conversion price thereof in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-two (1:2) reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 50% of the Ordinary Shares previously covered by the options and the exercise price per share would be two times the previous exercise price.

Certain Tax Consequences

U.S. Federal Income Tax Consequences. The following discussion summarizing certain U.S federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, and is for general information only. It does not discuss consequences that may apply to special classes of taxpayers (e.g., non-resident aliens or broker-dealers). It also does not discuss state and local tax issues. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

In very general terms, a reverse share split should not result in the recognition of gain or loss for U.S. federal income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences. The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance, 1961-5721, as amended, and the policy of the Israeli Tax Authority as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any shares issued, or payment made, as a result of rounding up of fractional shares, if any, as may be determined by our Board of Directors (but see below under "Fractional Shares"). The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the shares after the reverse share split will include the holding period of the shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round down any fractional share that results from the reverse share split to the nearest whole share.

No Appraisal Rights

No appraisal rights are available under the Israeli Companies Law or under our Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

Additional Information

If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

Proposed Resolutions

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Company’s Ordinary Shares at a ratio not to exceed one-for-five;

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be no later than December 31, 2012) and the ratio of the reverse share split (not to exceed one-for-five), as in the discretion of the Board of Directors is necessary or desirable to gain compliance with the listing standards of NASDAQ or another national stock exchange based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof; and that, if the Board of Directors resolves to effect the reverse share split, then, simultaneously, the par value of each Ordinary Share (currently, NIS 0.10) shall be increased in the ratio of the reverse share split;

RESOLVED, that, if the reverse share split is effected, the issuance of such number of Ordinary Shares and/or payment for, as is necessary, at the discretion of the Board of Directors, to treat fractional shares resulting from the reverse share split (including rounding up or down) is hereby authorized;

RESOLVED, that, if the reverse share split is effected, in order to reflect the foregoing resolutions,  Section 4 of the Company’s Memorandum of Association, as amended, and the first sentence of Article 4 of the Amended and Restated Articles of Association of the Company, be amended to read as follows:

‘The share capital of the Company is NIS [  ],000,000 ([  ] Million NIS), divided into [      ] Ordinary Shares of NIS [   ] nominal value each (“Ordinary Shares”).’ [blanks to be completed following determination of the reverse share split ratio]

RESOLVED, that if any amendment to the Memorandum of Association or Amended and Restated Articles of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its sole discretion, to restate the Memorandum of Association and/or the Articles of Association of the Company, to reflect such amendments.”

The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Special Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

SHIMON ALON
Chairman of the Board of Directors and Chief Executive Officer

DROR HAREL-ELKAYAM
Chief Financial Officer and Secretary

May 16, 2012